UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14F

Information Statement Pursuant to Section 14(f)
of the Securities Exchange Act of 1934 and
Rule 14f-1 thereunder
(Amendment No. ___)

 LEGACY COMMUNICATIONS CORPORATION
(Name of Registrant as Specified in its Charter)

LEGACY COMMUNICATIONS CORPORATION
210 North 1000 East
St. George, Utah 84770

July 8, 2008

This notice is being sent to the stockholders of record of Legacy Communications Corporation (the “Company”) as of July 8, 2008 (the “Record Date”) in accordance with Rule 14f-1 under the Securities Exchange Act of 1934 in connection actions to be taken by our board of directors of the Company on July 18, 2008 (the “Effective Date”) to issue 145,000 shares of the Company’s Series A Redeemable Convertible Preferred Stock, $.001 par value per share (the “Series A Preferred Stock”), elect Messrs. Michael J. Hluchanek and Kelly V. Kirker to our board of directors to fill the vacancies created as a result of the resignation of Messrs. Lavon Randall and Jeffery B. Bate, and elect Mr. Michael J. Hluchanek as our sole executive officer, all pursuant to a Letter of Intent (the “Letter of Intent”) dated April 25, 2008 and a Stock Purchase Agreement (the “Agreement”) to be executed and delivered by the Company on July 18, 2008.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder.  You are urged to read this Information Statement in its entirety.

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.  NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

We signed the Letter of Intent on April 26, 2008 and expect to sign the Agreement on July 18, 2008.  In anticipation of signing the Agreement, we have transferred all of our assets to Legacy Media Corporation and Legacy Media Corporation has assumed substantially all of our debts, subject to the completion of the transactions described below.  The shares of Legacy Media Corporation are owned by us of record but have been delivered to the Major Stockholders (defined below) pursuant to a Trust Receipt, Irrevocable Instructions and Irrevocable Proxy dated January 28, 2008 (the “Trust”) that transfers all rights to vote the shares of Legacy Media Corporation to the Major Stockholders and provides for the exchange of the shares of Legacy Media Corporation for shares of our stock in certain events, including a change in control of the Company.  Subject to the completion of the following transactions, substantially all of our creditors have agreed to release us from substantially all of our obligations and to look solely to Legacy Media Corporation for repayment of our debts.  The terms of the Letter of Intent and the Agreement provide that we will engage in the following simultaneous transactions (the “Transactions”) as of July 18, 2008 (the “Effective Date”):

•	We will issue 145,000 shares of our Series A Preferred Stock to Three Irons, LLC or its nominee (the “Purchaser”), and will elect two directors nominated by the Purchaser,

•
our current sole director and sole officer will resign from all positions he has with the Company and the newly-elected members of our board of directors will elect Mr. Michael J. Hluchanek as our sole executive officer,

•
The Major Stockholders will sign and deliver a written consent of the stockholders approving a 20:1 reverse split of the shares of Common Stock, $.001 par value per share (the “Common Stock”), outstanding as of July 16, 2008, effective as of July 26, 2008, and adopting Amended and Restated Articles of Incorporation, Amended and Restated Bylaws and the 2008 Officer, Director, Employee and Consultant Stock Option, Stock Warrant and Stock Award Plan,

•
The newly-elected members of our board of directors will ratify the Trust and approve the exchange of all of the issued and outstanding shares of Legacy Media Corporation, presently held by the Major Stockholders under the terms of the Trust, for 13,654,316 (pre-reverse split) shares of our Common Stock presently owned by the Major Stockholders and held by the Trustee under the Trust, and

CHANGE IN CONTROL

E. Morgan Skinner, Jr., Lavon Randall, Jeffrey B. Bate, and R. Michael Bull, and trusts in which they are the trustee or beneficiaries (the “Major Stockholders”), own an aggregate of 13,654,316 shares of our Common Stock and control any vote on matters subject to a vote of the stockholders, including the election of our board of directors.  Mr. Skinner is our sole director and executive officer.  Certificates representing the shares owned by the Major Stockholders are held by the Trust, subject to exchange for all issued and outstanding shares of Legacy Media Corporation in certain events, including a change in control, and redelivery to the Major Stockholders if the exchange conditions have occurred prior to July 31, 2008.  As a result of the Transactions, the certificates representing shares of our Common Stock will be delivered to us for cancellation and the shares of Legacy Media Corporation will be released from the terms of the Trust.  Thereafter, the Major Stockholders will not have a material interest in the Company.

Immediately following the Transactions there will be outstanding 185,000 shares of our Series A Preferred Stock and 3,724,856 shares of our Common Stock.  The Series A Preferred Stock is entitled to 200 votes per share on any matter subject to a vote of the stockholders.  After giving effect to the Transactions and the Reverse Stock Split, the holders of the Series A Preferred Stock will be entitled to 37,000,000 votes or 99.5% of the total voting interests, and the stockholders (other than the Major Stockholders) who owned shares of our Common Stock prior to July 16, 2008 will be entitled to cast approximately 190,000 votes or 0.5% of the total voting interests.  In addition, nominees of the Purchaser will constitute our entire board of directors and sole officer.  As a result, the holders of the Series A Preferred Stock will have the ability to control any vote of our stockholders on matters subject to stockholder approval and will control our board of directors.

VOTING SECURITIES AND OWNERSHIP THEREOF
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists the beneficial ownership of shares of the Company’s Common Stock and Series A Preferred Stock immediately prior to the Transactions by (i) all persons and groups known by the Company to own beneficially more than 5% of the outstanding shares of the Company’s Common Stock or Series A Preferred Stock, (ii) each director and nominee, (iii) each person who held the office of Chief Executive Officer or Chief Financial Officer at any time during the year ended December 31, 2007, and (iv) all directors and officers as a group.  Information with respect to officers, directors and their families is as of December 31, 2007 and is based on the books and records of the Company and information obtained from each individual.  Information with respect to other stockholders is based upon the Schedule 13D or Schedule 13G filed by such stockholders with the Securities and Exchange Commission.

SECURITY OWNERSHIP BEFORE TRANSACTIONS

Name of Individual or Group	Group	Common Stock	Percent of Class[1]	Preferred Stock	Percent of Class[1]	Total Voting Interest	Percent of Total[1]

Three Irons LLC 12000 Westheimer Suite 340 Houston, TX 77077	5% Stockholder	-	-	40,000	100.0%	912,769	4.99%

E. Morgan Skinner, Jr.[2] 210 North 1000 East St. George, UT 84770	Officer, Director and 5% Stockholder	6,503,408	37.4%	-	-	6,503,408	35.6%

Lavon Randall[3] 210 North 1000 East St. George, UT	5% Stockholder	6,013,408	34.6%	-	-	6,013,408	32.9%

All Officers and Directors as a Group (1 person)		6,503,408	37.4%	-	-	6,503,408	35.6%

1.
Based on a total of 17,379,172 shares of our Common Stock outstanding and 40,000 shares of our Series A Preferred Stock outstanding.  Under the terms of the Certificate of Designations creating the Series A Preferred Stock, the aggregate voting interest of the Series A Preferred is limited to 4.99% of the aggregate voting interests until such time as there is a total of 185,000 shares of Series A Preferred Stock outstanding.

2.
E. Morgan Skinner, Jr. is the trustee of Bear River Trust and the M&M Skinner Family Trust and beneficially owns 6,453,408 shares of our common stock under the Bear River Trust and 50,000 shares of our common stock under the M&M Skinner Family Trust.

3.
Lavon Randall is the trustee of the Randall Family Trust and the Lavon Randall Trust #2 and beneficially owns 5,813,408 shares of our common stock under the Randall Family Trust and 200,000 shares of our common stock under the Lavon Randall Trust #2.

The following table lists the beneficial ownership of shares of the Company’s Common Stock and Series A Preferred Stock that will exist immediately following the Transactions by (i) all persons and groups known by the Company that will own beneficially more than 5% of the outstanding shares of the Company’s Common Stock or Series A Preferred Stock, (ii) each director and nominee, (iii) each person who will hold the office of Chief Executive Officer or Chief Financial Officer, and (iv) all directors and officers as a group.  None of the directors, nominees, or officers of the Company owned any equity security issued by the Company’s subsidiaries.

SECURITY OWNERSHIP AFTER TRANSACTIONS

Name of Individual or Group	Group	Common Stock	Percent of Class[1]	Preferred Stock	Percent of Class[1]	Total Voting Interest	Percent of Total[1]

Three Irons LLC 12000 Westheimer Suite 340 Houston, TX 77077	5% Stockholder	-	-	40,000	21.6%	8,000,000	21.5%

Michael J. Hluchanek[2] 12000 Westheimer Suite 340 Houston, TX 77077	Officer and Director	-	-	145,000	78.4%	29,000,000	78.0%

Kelley V. Kirker[2] 12000 Westheimer Suite 340 Houston, TX 77077	Director	-	-	145,000	78.4%	29,000,000	78.0%

All Officers and Directors as a Group (2 person)		-	-	145,000	78.4%	29,000,000	78.0%

(footnotes on following page)

1.	Based on a total of 190,000 shares of our Common Stock outstanding and 185,000 shares of our Series A Preferred Stock outstanding.

2.
Messrs. Michael J. Hluchanek and Kelley V. Kirker are the founders and principals of Ongoing Solutions LLC, the record owner of 145,000 shares of Series A Preferred Stock as a nominee for various persons, none of whom are the beneficial owner of more than 4.99% of the issued and outstanding Series A Preferred Stock.

DIRECTORS AND EXECUTIVE OFFICERS

Except as discussed in this Information Statement with respect to the election of the nominees of the Purchaser to the board of directors and as executive officers, there exist no arrangements or understandings between any officer and any other person pursuant to which the officer will be elected.

Directors

Our board of directors consists of three (3) persons, each of whom is elected to serve for a term of one (1) year and until his successor is elected and qualified.  Vacancies on our board of directors may be filled by the vote of a majority of the remaining directors, though less than a quorum.  All of our directors and executive officers except E. Morgan Skinner, Jr. resigned effective as of June 26, 2008.  Mr. Skinner (67) has been a member of our board of director and our President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer since our inception on September 23, 1997.

The following persons will be elected as members of our board of directors by action of Mr. Skinner as the sole remaining director to fill the existing vacancies and Mr. Skinner will resign as a director and officer of the Company.

Name and Principal Occupation	Age	Director Since

Michael J. Hluchanek, a consultant with 22 years of experience in development, implementation and operation of Information Technology systems.  Mr. Hluchanek, together with Mr. Kirker, founded Ongoing Solutions LLC in April 2004, a consulting company that provides business development, acquisition review, public filing assistance, website design and development and other support services to small businesses.  Prior to 2004, Mr. Hluchanek was employed in various capacities by IT/IS, Inc., a provider of searchable internet databases for litigation support, Pharmhouse, Inc., a developer and operator of web-based pharmaceutical fulfillment services, and National Law Library, a provider of on-line legal research materials for lawyers .
	49	N/A

Kelley V. Kirker, a consultant with 26 years of experience in software programming, document management, content development. Mr. Kirker, together with Mr. Hluchanek, founded, and Mr. Kirker presently serves as the President of, Ongoing Solutions LLC a consulting company that provides business development, acquisition review, public filing assistance, website design and development and other support services to small businesses.  Mr. Kirker was the Chief Operating Officer and a director of IT/IS Holdings, a holding company that had subsidiaries providing various internet-based services to pharmaceutical and legal professionals.
	48	N/A

Simultaneously with the election of the new directors, Mr. Skinner will resign from the board of directors and the board of directors will consist of the above individuals and a vacancy.

Board of Director Meetings

Since December 31, 2007, our board of directors has not held any meetings and has acted by unanimous written consent.

Committees

The board of directors does not have a standing Audit Committee, Compensation Committee or Nominating Committee.  Our sole director performs the duties of such committees.  The size of our board of directors, our limited business organization and our reliance upon the expertise and involvement of our sole director and sole executive officer for all aspects of our operations make it unnecessary to incur the expense of establishing and maintaining committees of our board of directors.

Executive Officers

On the Effective Date, Mr. E. Morgan Skinner, Jr., our President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary, will resign and the following person will be elected to the office(s) set forth below.

Name	Age	Position

Michael J. Hluchanek	49	President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary

Family Relationships

There are no family relationships among our officers or directors, between our officers and directors and the persons that will become our officers and directors, or among the persons that will become our officers and directors.

Legal Proceedings

There are no legal proceedings in which any of our officers or directors or the persons that will become our officers and directors have an interest adverse to our interests.  None of our officers or directors and none of the persons that will become our officers and directors has, during the last five (5) years, filed or had filed against him a petition in bankruptcy or state insolvency laws or against any partnership in which he was a partner or any corporation in which he was an officer within two (2) years prior to filing, been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding, been subject to any order, judgment or decree permanently or temporarily enjoining him from engaging in any type of business or activity in connection with the purchase or sale of any security or commodity or associating with any person, or found by a court of competent jurisdiction, the Securities Exchange Commission or the Commodity Futures Trading Commission to have violated any federal or state securities or commodities laws.

Related Party Transactions

The following table describes certain loans made by our officers and directors during the last fiscal year.

Name and Relationship	Amount as of 12/31/2007	Highest Balance since 12/31/2006

E. Morgan Skinner, Jr. CEO and President*	$217,698	$399,609
Lavon Randall, Director	$258,000	$483,132

On the Effective Date, the Major Stockholders, all of whom served as our officers and directors during the last fiscal year, will exchange an aggregate of 13,654,316 shares of our Common Stock owned by them for all of the issued and outstanding shares of Legacy Media Corporation.  The present market value of our Common Stock that will be transferred to us is approximately $275,000.  Legacy Media Corporation has a present negative net worth of approximately $3,250,000.  The exchange of our Common Stock for the shares of Legacy Media Corporation will be reviewed and approved by a majority of our directors, none of whom are participants in the transaction.

On the Effective Date, we will issue 145,000 shares of our Series A Preferred Stock to Ongoing Solutions, LLC, a limited liability company owned and controlled by Messrs. Michael J. Hluchanek and Kelley V. Kirker, both of whom will be elected to our board of directors.  In addition, Mr. Hluchanek will be elected as our sole executive officer.  The shares of Series A Preferred Stock will be held by Ongoing Solutions, LLC as the nominee for the beneficial owners, none of whom are related to Ongoing Solutions, LLC, Mr. Hluchanek, or Mr. Kirker and none of whom will own beneficially 5% of the outstanding shares of Series A Preferred Stock.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s directors and executive officers and persons who own more than 10% of a registered class of the Company’s equity securities to file various reports with the Securities and Exchange Commission concerning their holdings of, and transactions in, securities of the Company. Copies of these filings must be furnished to the Company.  Based on a review of the copies of such forms furnished to the Company and other information, the Company believes that, during the fiscal year ended December 31, 2007, no director or executive officer failed to file on a timely basis a report under Section 16(a) of the Securities Exchange Act.

Director Independence

None of our directors and none of the persons that will become our directors are independent.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

We did not pay any of our directors compensation for serving as a member of our board of directors during the year ended December 31, 2007.

The following table sets forth summary information concerning the compensation received for services rendered to us during the fiscal years ended December 31, 2007 and 2006 by our Chief Executive Officer, Chief Financial Officer, and each other executive officer that received compensation of more than $100,000 during 2007.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation	Total[1] ($)

E. Morgan Skinner, Jr.	2007	$85,000	-	-	-	$85,000
CEO, President, and Director	2006	$85,000	-	$100,000	-	$185,000

1.	Does not include perquisites and other personal benefits in amounts less than 10% of the total annual salary and other compensation.

Our compensation and benefits programs are administered by our board of directors and intended to retain and motivate individuals with the necessary experience to accomplish our overall business objectives within the limits of our available resources.  Consequently, the guiding principles of our compensation programs are:

•	simplicity, clarity, and fairness to both the employee and the Company;
•	preservation of Company resources, including available cash; and
•	opportunity to receive fair compensation if the Company is successful.

Each element of our compensation program contributes to these overall goals in a different way.

•	Base Salary and Benefits are designed to provide a minimum threshold to attract and retain employees identified as necessary for our success.
•	Cash Bonuses and equity awards are designed to provide supplemental compensation when the Company achieves financial or operational goals within the limits of our available resources.

All compensation payable Chief Executive Officer and any other named executive officers is reviewed annually by our board of directors and changes or awards are approval by our board of directors.

Our sole executive officer has served for the last two fiscal years without significant cash compensation and have committed substantial personal resources to our continued operation.